Exhibit 99.1

VERTICAL AEROSPACE FURTHER STRENGTHENS BOARD WITH
APPOINTMENT OF FORMER AIRBUS EXECUTIVE MARC FONTAINE,
CEO OF HELSING FRANCE

Third senior aerospace and defence appointment in recent weeks, following the former
Airbus Commercial Aircraft CEO as Chair and the former Leonardo Helicopters U.S.
CEO to the Board

London, UK & New York, USA – 21 October 2026 – Vertical Aerospace (NYSE: EVTL), a global aerospace and technology company pioneering electric aviation, today announced the appointment of Marc Fontaine to its Board of Directors, effective 21 October 2026.

Mr. Fontaine currently serves as CEO of Helsing SAS, the French entity of Helsing, the European leader in military AI. He brings more than two decades of experience at Airbus across its commercial aircraft, defence and space, and helicopter businesses.

Before joining Helsing, Mr. Fontaine served as Digital Transformation Officer at Airbus, where he led a team of 2,000 and launched Skywise, its aviation data platform. His previous roles at Airbus include Company Secretary and Chief of Staff to the CEO, alongside positions in business development and mergers and acquisitions.

Mr. Fontaine’s appointment follows those of former Airbus Commercial Aircraft CEO Fabrice Brégier as Chair of Vertical’s Board and former Leonardo Helicopters U.S. CEO Clyde Woltman as a director. As previously announced on 24 September 2026, Vertical has also retained Jefferies LLC as its financial advisor in connection with its review of strategic alternatives, including potential strategic and financial partnerships to advance the next stage of development.

Stuart Simpson, CEO of Vertical Aerospace, said:

“Marc knows what it takes to introduce new technologies across a complex aerospace business. His experience in aircraft programmes, digital transformation and defence will be invaluable as we advance Valo towards certification and prepare for commercial operations. Marc’s decision to join, following Fabrice and Clyde, shows how seasoned aerospace and defence leaders view Vertical and Valo. I’m delighted to welcome him to the Board.”

Marc Fontaine, Non-Executive Director, Vertical Aerospace, said:

“I joined Vertical’s Board because of what this team has already achieved. Valo is one of the most capable aircraft in its category, and it is being certified to the highest safety standard in the eVTOL category, the same level of safety required of large commercial airliners.

Its architecture is designed to take a hybrid-electric powertrain, opening up extended-range missions and defence and other dual-use applications. The priority now is funding the path to certification and commercialisation, and I look forward to working with Fabrice, the Board and the leadership team, alongside Jefferies, to secure it.”

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Valo is a piloted, four-passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnerships with leading aerospace companies, including Honeywell Aerospace, Syensqo and Sonaca, with its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL. Vertical has c.1,500 pre-orders of Valo, with customers across four continents, including American Airlines, Avolon, Bristow, GOL and Japan Airlines. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical’s experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the anticipated Board changes, the design and manufacture of our aircraft and the hybrid-electric variant, certification and the commercialization of our aircraft and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, the features and capabilities of the aircraft, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircraft on timelines projected, selection of suppliers, the Company’s ability to obtain additional financing on acceptable terms or at all, the outcome of any financing or strategic process, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in Vertical’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 24, 2026, as such factors may be updated from time to time in Vertical’s other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Vertical disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Media:
Justin Bates, Head of Communications
justin.bates@vertical-aerospace.com
+44 7878 357 463

Investor Relations:
Gillian Levine, Investor Relations Lead
gillian.levine@vertical-aerospace.com
+1 248 470 8732